MYSTIC HOLDINGS INC.

EST. 2014

QUALCAN

NATURAL QUALITY CANNABIS

Mystic Holdings subsidiary

12/14/2022

Dear Mystic Shareholders,

I would like to take this opportunity to wish you all a happy and safe holiday season and to take this opportunity to update you on the development and projected growth of Mystic Holdings Inc.

In 2014 Qualcan LLC (Qualcan) was formed. Mystic Holdings, Inc. through its wholly owned subsidiary Qualcan applied for and received cultivation, production, and distribution licenses. Thereafter, the company built and opened a cultivation and production facility and began operations. While developing its brands and mastering its grow technology the company always had it eyes on recreational approval. It was clear in a limited license state with over 42 million visitors a year that Las Vegas was the market to target.

It was important to us as a company to become adept at producing a great product. We worked tirelessly for years to hire the right staff, develop the best growing techniques and to produce the best products in the industry. Focusing on the wholesale side of the Cannabis Industry prepared us for retail dispensary acquisitions and recreational cannabis in the State.

In 2016 a ballet initiative passed and recreational cannabis was made legal in the State. Nevada became one of the few states to legalize Cannabis sales and consumption. It was at that point Mystic Holdings Inc. through its subsidiaries Jade acquired retail dispensary operations. We were now fully vertical.

The company through its original founders invested an enormous amount of time and money on the speculation that recreational cannabis would be voted on by the citizens of Nevada. In 2017 recreational cannabis opened its doors and the public responded overwhelmingly making Las Vegas and the State a billion-dollar industry in just a few years.

Since that time Mystic through its subsidiaries have received an additional two retail dispensary licenses and we are excited to announce the opening of our second store in the greater Las Vegas area and the approval of our fourth store in Carson City at the base of highway 50 and the gateway to Lake Tahoe.

Now that the company has refined its wholesale and retail operations it is looking for additional acquisitions in the State of Nevada and adjacent states. It is the goal of the company to become a recognized regional operator with national brand recognition. We feel that our brand lines are some of the best in the industry and we are currently working on royalty agreements that would put us in stores across the country. The company has also entered into several royalty agreements with other nationally recognized companies to produce and sell their brands in our retail stores. That includes but is not limited to Belushi Farms (Jim Belushi and the Blues Brothers) as well as Big Chief and the 311 Band.

We are now focusing on acquisitions that would solidify our footprint in Nevada as well as operations in California which will result in distribution of the Qualcan brand.

In addition to our wholesale and retail expansion the company is excited to announce the approval of our Cannabis Lounge adjacent to our dispensary on Desert Inn, just east of the Las Vegas Convention Center just off the famous Las Vegas strip. We are working on the concept of the lounge and are in discussions with a Celebrity entertainer to bring a diverse collection of entertainment to the venue.

It is an exciting time for the industry and our company. We have grown deliberately and methodically identifying strategic targets to give us the most visibility and stability. Capturing a significant percentage of the market in a limited license State has always been our first objective.

The company is postured for federal legislative reform. With the continued push by congress for the passage of the safe banking act we are positioned for legalized banking and the opening of capital markets.

Today, I would like to thank you for your support. We look forward to updating you on Mystic Holdings for progress.

On Behalf of the Board,

Michael Cristalli

President and Co-founder

www.investqualcan.com